NUMBER [redacted] [redacted] SHARES [redacted]

Please see transfer restrictions on the reverse side hereof

This Certifies that **National Community Investment Fund** is the holder of **Seventy-Six Thousand Nine Hundred Fifty (76,950)** shares of **Series C Noncumulative Perpetual Convertible Preferred Stock** of

BROADWAY FINANCIAL CORPORATION

Authorized: 4,176,950
3,000,000 Common; $0.001 Par Value
1,176,950 Preferred; $0.001 Par Value

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed, or assigned.

PREFERRED

This Certificate and the Shares represented hereby are issued and shall be subject to all of the provisions of the certificate of formation and the Bylaws of the Corporation and any amendments thereto. In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal hereunto affixed this 5th day of April A.D. 2006.